SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

ICOSAVAX, INC.

(Name of Subject Company (Issuer))

ISOCHRONE MERGER SUB INC.

a wholly owned subsidiary of

ASTRAZENECA FINANCE AND HOLDINGS INC.

a wholly owned subsidiary of

ASTRAZENECA PLC

(Names of Filing Persons — Offerors)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45114M 109

(CUSIP Number of Class of Securities (Underlying Common Stock))

Adrian Kemp
AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA

England
Telephone: +44 20 3749 5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Sebastian L. Fain, Esq.

Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue, 31st Floor

New York, NY 10022-4611

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, the “Schedule TO”), filed by AstraZeneca PLC, a public limited company incorporated in England and Wales (“AstraZeneca”), AstraZeneca Finance and Holdings Inc., a Delaware corporation and wholly owned subsidiary of AstraZeneca (“Parent”), and Isochrone Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”). The Schedule TO relates to the tender offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Icosavax, Inc., a Delaware corporation (the “Company”), for (i) $15.00 per Share in cash, subject to applicable withholding taxes and without interest (the “Closing Amount”), plus (ii) one non-transferable contingent value right (each, a “CVR”) per Share representing the right to receive a contingent payment of up to $5.00 in cash, subject to applicable withholding taxes and without interest, upon the achievement of specified milestones on or prior to the applicable outside date pursuant to the terms and subject to the other conditions set forth in the Contingent Value Rights Agreement (the Closing Amount plus one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer (as defined below), the “Offer Price”), in each case, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, and which, together, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”.

All information regarding the Offer as set forth in the Schedule TO, including all exhibits thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.

Unless stated otherwise, the new text in the supplemental information is bolded and underlined and any deleted text is bolded and denoted with a strikethrough to highlight the supplemental information being disclosed.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(a)	The information set forth in the “Summary Term Sheet” under the heading “What is the CVR and how does it work?” of the Offer to Purchase is amended and supplemented by adding the following sentences to the end of the second paragraph:

“$200 million of cumulative net sales of all Products in the aggregate in the European Union, the United Kingdom and Canada during the time period beginning from the Effective Time and ending on the seventh anniversary of the Effective Time (the “Net Sales Milestone” and, together with the FDA Approval Milestone, the “Milestones” and such payment, the “Net Sales Milestone Payment” and, together with the FDA Approval Milestone Payment, the “Milestone Payments”). IVX-A12 is in an ongoing Phase 2 clinical trial, which is a randomized, observer-blinded, placebo-controlled, multi-center trial designed to evaluate the safety and immunogenicity of a single dose of RSV and hMPV combination virus-like particle (“VLP”) vaccine IVX-A12, with and without CSL Seqirus’ proprietary adjuvant MF59® (“MF59”). The trial enrolled 264 healthy older adults aged 60 to 85 years, of which 241 subjects were evaluable for immunogenicity. Subjects were administered a single dose of either IVX-A12 at the 300 µg combination dosage level (150 µg of RSV VLP and 150 µg of hMPV VLP), with or without MF59, or placebo. All other Products of the Company are in the pre-clinical stage.”

(b)	The information set forth in the “Summary Term Sheet” under the heading “Is it possible that no payment will become payable to the holders of CVRs?” of the Offer to Purchase is amended and supplemented by replacing the first paragraph with the following paragraphs:

“Yes. It is possible that one or both of the Milestones described above will not be achieved, in which case you will receive only the Closing Amount for any Shares you tender in the Offer and only a portion or no payment with respect to your CVRs. It is not possible to know whether a payment will become payable with respect to the CVRs unless and until the applicable Milestone is achieved. The CVR Agreement requires Parent to undertake “Commercially Reasonable Efforts” (as defined in the CVR Agreement) through the six-year anniversary of the Effective Time with respect to the FDA Approval Milestone and the seven-year anniversary of the Effective Time with respect to the Net Sales Milestone to achieve the respective Milestone, but despite use of Commercially Reasonable Efforts, there can be no assurance that either Milestone will be achieved or that the payment described above will be made. Under the terms of the CVR Agreement, Parent’s use of Commercially Reasonable Efforts to achieve the Milestones allows Parent to take into account a variety of factors when determining the efforts it is obligated to devote to achieving each Milestone. Because the Commercially Reasonable Efforts obligation in the CVR Agreement is not to an absolute obligation to achieve the Milestones, actions or omissions by Parent that may be permitted under the Commercially Reasonable Efforts standard may have an adverse effect on the likelihood that the Milestones will be achieved and consequently on the value, if any, of the CVRs.

“Commercially Reasonable Efforts” is defined in the CVR Agreement as the level of efforts and resources that are consistent with the level of efforts and resources Parent and its affiliates would devote in obtaining, in a reasonably timely manner, FDA approval of a product that is at a similar stage in development and has a similar market potential as a Product taking into account all scientific, commercial and other relevant factors that Parent, exercising good faith, would normally take into account with relevant products that it owns or has in-licensed (without taking into account the applicable Milestone Payment payable in accordance with and subject to, the CVR Agreement). Use of Commercially Reasonable Efforts does not guarantee that Parent will achieve any Milestone by a specific date or at all.

If Parent does not achieve the Net Sales Milestone on or prior to the seven-year anniversary of the Effective Time, on the written request of holders of at least 40% of the outstanding CVRs, Parent must provide a written report, certified by the chief financial officer of Parent, setting forth with reasonable detail the cumulative net sales of all Products sold by the Selling Entities in the European Union, the United Kingdom and Canada for the period from the Effective Time until the seven-year anniversary of the Effective Time, on a Product-by-Product and country-by-country basis.

On the written request of holders of at least 40% of the outstanding CVRs provided to Parent within 45 days after delivery of such report, Parent must permit, and must cause its affiliates to permit, a mutually agreed independent accountant to have such access (subject to certain limitations) to the records of Parent or its affiliates as may be necessary and are requested by the independent accountant to verify the accuracy of such report and the figures underlying the calculations set forth therein. The independent accountant must disclose to the requesting holders its determination as to whether the Net Sales Milestone was achieved and such additional information as is directly related to its findings. The fees charged by the independent accountant are to be paid by the holders of the CVRs, pro rata according to the number of CVRs held by each holder.

Holders of CVRs do not have any such information rights with respect to the FDA Approval Milestone.

Except in certain limited circumstances, Parent may not, without the consent of holders of at least 40% of the outstanding CVRs, amend the terms of the CVR Agreement. Only the Rights Agent (in its discretion or if requested in writing by the holders of at least 40% of the outstanding CVRs) will have the right, on behalf of all holders of CVRs to institute any action or proceeding with respect to the CVR Agreement. No individual holder of CVRs or other group of holders of CVRs will be entitled to exercise such rights.”

(c)	The information set forth in the “Summary Term Sheet” under the heading “Is there a minimum number of Shares that must be tendered in order for you to purchase any securities?” of the Offer to Purchase is amended and supplemented by adding the following sentences after the third sentence:

“Yes. The obligation of Merger Sub to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the conditions set forth in Section 15 — “Conditions of the Offer,” including the Minimum Condition. The “Minimum Condition” means that there will have been validly tendered and not validly withdrawn in accordance with the terms of the Offer, and “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the DGCL), a number of Shares that, together with the other Shares then owned by Parent, Merger Sub and any of their direct or indirect wholly owned subsidiaries (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the DGCL)) represent at least one more Share than 50% of the total number of outstanding Shares as of the Expiration Time (as defined below). Pursuant to the Support Agreements (as defined below), each Supporting Stockholder (as defined below) has agreed to tender into the Offer, and not withdraw, all outstanding Shares such Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act). The Supporting Stockholders owned, in aggregate, approximately 18.9% of all Shares outstanding as of December 11, 2023. The Offer is subject to the conditions discussed in more detail in Section 15 — “Conditions of the Offer” (collectively, the “Offer Conditions”).”

(d)	The information set forth in Section 2 — “Acceptance for Payment and Payment for the Shares” of the Offer to Purchase is amended to delete the last sentence of the second paragraph as follows:

“In all cases, we will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”), (ii) confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” with respect to Shares held in “street” name, (iii) in the case of Share Certificates, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and (iv) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer of Shares held in “street” name, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and such other documents. ~~Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.~~”

(e)	The information set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase is amended to delete the last sentence of the fifth paragraph as follows:

“Notwithstanding any other provision of this Offer, payment for the Shares accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) in the case of Share Certificates, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, or (iii) in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents. ~~Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.~~”

(f)	The information set forth in Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase is amended and supplemented to replace the third sentence of the first paragraph as follows:

“The following are summaries of the material terms of the Merger Agreement, the CVR Agreement, the Tender and Support Agreements, and the Confidentiality Agreement (as defined below). They have been included to provide investors and stockholders with information regarding the terms of such agreements. The following descriptions are summaries ~~do not purport to be complete~~ and are qualified ~~in their entirety~~ by reference to the definitive agreements themselves, which have been filed as exhibits to the Schedule TO. Company stockholders and other interested parties should read the Merger Agreement, the CVR Agreement, the Tender and Support Agreements and the Confidentiality Agreement in their entirety for more complete descriptions of the terms summarized below. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning AstraZeneca, Parent and Merger Sub”.

(g)

The information set forth in Section 11 — “The Merger Agreement; Other Agreements – Other Agreements – Support Agreements” of the Offer to Purchase is amended and supplemented to replace the last paragraph as follows:

“The foregoing description of the Support Agreements ~~does not purport to be complete~~ is a summary and is qualified ~~in its entirety~~ by reference to the full text of the form of Support Agreement, which is filed as Exhibit (d)(3~~2~~) to the Schedule TO and is incorporated herein by reference.”

(h)

The information set forth in Section 11 — “The Merger Agreement; Other Agreements – Other Agreements – CVR Agreement” of the Offer to Purchase is amended and supplemented to replace the second paragraph, third paragraph, ninth paragraph, tenth paragraph and eleventh paragraph as indicated in the following paragraphs, respectively:

“Each CVR entitles the holder thereof to receive a cash payment of (i) $4.00, subject to applicable withholding taxes and without interest, if, and only if, the U.S. Food and Drug Administration (“FDA”) approves the ~~Company’s candidate vaccine, IVX-A12~~ vaccine candidate designated by the Company as “IVX-A12” that is the subject of investigational new drug application #28672 and currently in a Phase 2 clinical trial (“IVX-A12”), any vaccine incorporating IVX-A12, or any vaccine covered by the Company’s patent rights (each a “Product”) for use in the prevention of diseases or conditions caused by respiratory syncytial virus (RSV) and any disease or condition caused by human metapneumovirus (hMPV) or human parainfluenza virus 3, in an older adult population, regardless of whether such approved Product has FDA approval as a combination product for use in the prevention of additional other diseases or conditions prior to the sixth anniversary of the Effective Time (the “FDA Milestone” and such payment, the “FDA Milestone Payment”) and (ii) $1.00, subject to applicable withholding taxes and without interest, if, and only if, Parent, any of its permitted assignees, certain of its or their affiliates or licensees or any transferee, successor or assignee (collectively, the “Selling Entities”) of any of the rights of any of the foregoing to develop or commercialize a Product achieves $200 million cumulative net sales of all Products in the aggregate in the European Union, the United Kingdom and Canada prior to the seventh anniversary of the Effective Time (the “Net Sales Milestone” and, together with the FDA Milestone, the “Milestones” and such payment, the “Net Sales Milestone Payment” and, together with the FDA Milestone Payment, the “Milestone Payments”). IVX-A12 is in an ongoing Phase 2 clinical trial, which is a randomized, observer-blinded, placebo-controlled, multi-center trial designed to evaluate the safety and immunogenicity of a single dose of RSV and hMPV combination VLP vaccine IVX-A12, with and without CSL Seqirus’ proprietary adjuvant MF59® (“MF59”). The trial enrolled 264 healthy older adults aged 60 to 85 years, of which 241 subjects were evaluable for immunogenicity. Subjects were administered a single dose of either IVX-A12 at the 300 µg combination dosage level (150 µg of RSV VLP and 150 µg of hMPV VLP), with or without MF59, or placebo. All other Products of the Company are in the pre-clinical stage.”

“From the Effective Time until the earlier of the date on which the applicable Milestone has been achieved and either the six-year anniversary of the Effective Time, in the case of the FDA Milestone (the “FDA Milestone Outside Date”), or the seven-year anniversary of the Effective Time, in the case of the Net Sales Milestone (the “Net Sales Milestone Outside Date”), Parent will be required to, and to cause each other applicable Selling Entity to, act in good faith and use Commercially Reasonable Efforts to achieve the Milestones. The use of Commercially Reasonable Efforts allows Parent to take into account a variety of factors when determining the efforts it is obligated to devote to achieving each Milestone. Because the Commercially Reasonable Efforts obligation in the CVR Agreement is not to an absolute obligation to achieve the Milestones, actions or omissions by Parent that may be permitted under the Commercially Reasonable Efforts standard may have an adverse effect on the likelihood that the Milestones will be achieved and consequently on the value, if any, of the CVRs. However, use of Commercially Reasonable Efforts does not guarantee that Parent will achieve any Milestone by a specific date or at all. “Commercially Reasonable Efforts” is defined as the level of efforts and resources that are consistent with the level of efforts and resources Parent and its affiliates would devote in obtaining, in a reasonably timely manner, FDA approval of a product ~~which~~that is at a similar stage in development and has a similar market potential as a Product (“Relevant Product”), taking into account all scientific, commercial and other relevant factors that Parent, exercising good faith, would normally take into account with Relevant Products that it owns or has in-licensed, including patent coverage, expiration and term extension, regulatory and other exclusivity, manufacturing and supply chain, product profile, safety and efficacy, actual and anticipated product labeling, the competitiveness of alternative products in the marketplace or under development, actual and anticipated market conditions, geographic market, the regulatory structure involved, the regulatory environment, the availability of coverage and reimbursement and the expected profitability and profit potential of the applicable product, including actual and expected development costs and time lines, cost of goods and all other costs associated with the applicable product and time lines associated with commercial entry; provided that, notwithstanding the foregoing, such level of efforts and resources shall be determined without taking into account the applicable Milestone Payment payable in accordance with, and subject to, the CVR Agreement.”

“~~Except in limited circumstances,~~ Parent may not, without the consent of holders of at least 40% of the outstanding CVRs, amend the terms of the CVR Agreement ~~in a manner that would be adverse to the interest of the holders of CVRs~~ other than (i) to provide for a successor to Parent, (ii) to add to the covenants of Parent for the protection of holders of CVRs (if such provisions do not adversely affect the interests of the holders), (iii) to cure any ambiguities, correct or supplement any provisions of the CVR Agreement that may be defective or inconsistent or make any provisions with respect to matters or questions arising under the CVR Agreement (if such provisions do not adversely affect the interests of the holders), (iv) amendments as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act or the Exchange Act, (v) to provide for a successor rights agent and (vi) any other amendments for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such addition, elimination or change is adverse to the interests of the holders.”

“Only the Rights Agent (in its discretion or if requested in writing by the holders of at least 40% of the outstanding CVRs~~and the Rights Agent~~) will have the right, on behalf of all holders of CVRs to institute any action or proceeding with respect to the CVR Agreement. No individual holder of CVRs or other group of holders of CVRs will be entitled to exercise such rights.”

“The foregoing description of the CVR Agreement ~~does not purport to be complete~~ is a summary and is qualified ~~in its entirety~~ by reference to the full text of the form of the CVR Agreement, which is filed as Exhibit (d)(2) of the Schedule TO and is incorporated herein by reference.”

(i)

The information set forth in Section 11 — “The Merger Agreement; Other Agreements – Other Agreements – Confidentiality Agreement” of the Offer to Purchase is amended and supplemented to replace the last paragraph as follows:

“The foregoing description of the Confidentiality Agreement ~~does not purport to be complete~~ is a summary and is qualified ~~in its entirety~~ by reference to the full text of the Confidentiality Agreement, which is filed as Exhibits (d)(4), (d)(5), (d)(6) and (d)(7) of the Schedule TO and is incorporated herein by reference.”

(j)	The information set forth in Section 15 — “Conditions of the Offer” of the Offer to Purchase is amended and supplemented to add the following paragraph after the last paragraph:

“Note that, with respect to the Minimum Condition, pursuant to the Support Agreements, each Supporting Stockholder has agreed to tender into the Offer, and not withdraw, all outstanding Shares such Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act). The Supporting Stockholders owned, in aggregate, approximately 18.9% of all Shares outstanding as of December 11, 2023.”

(k)

The information set forth in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is amended and supplemented to add the following sub-heading and paragraphs after the last paragraph:

“Certain Litigation

Between January 2 and January 9, 2024, two complaints were filed in the United States District Court for the Southern District of New York against the Company and its directors, by putative stockholders of the Company: Brent Peterson v. Icosavax, Inc., Case No. 1:24-cv-00017 and Steve Weiss v. Icosavax, Inc., Case No. 1:24-cv-00160. The complaints name as defendants the Company and each member of the Company Board. The complaints allege that the Company’s Schedule 14D-9 filed December 27, 2023, was materially misleading and omits material facts and that, as a result, (a) all defendants violated Section 14(e) of the Exchange Act, (b) all defendants violated Section 14(d) of the Exchange Act and (c) each member of the Company Board violated Section 20(a) of the Exchange Act. The complaints seek, among other things, to enjoin transactions contemplated by the Merger Agreement, rescissory damages or rescission in the event that the transactions contemplated by the Merger Agreement are consummated, direct the filing of a new or amended Schedule 14D-9, and/or obtain an award of damages and attorneys’ fees and/or costs. The Company believes the claims asserted in the complaints are without merit.

On January 8, 2024, a complaint was filed in the Superior Court of the state of Washington in and for King County, by a putative stockholder of the company, Margie Elstein v. Icosavax, Inc., Case No. 24-2-00535-8. The complaint names as defendants the Company, each member of the Company Board, AstraZeneca Finance and Holdings Inc. and Isochrone Merger Sub Inc. The complaint alleges that the Company’s Schedule 14D-9 filed December 27, 2023, was materially misleading and omits material facts, and Parent and Merger Sub’s Tender Offer was materially misleading and omits material facts, and that, as a result, (a) AstraZeneca Finance and Holdings Inc. and Isochrone Merger Sub Inc. violated Section 010 of The Securities Act of Washington, (b) all defendants violated Washington state negligent misrepresentation and concealment law and (c) all defendants violated Washington state negligence law. The complaint seeks, among other things, to enjoin transactions contemplated by the Merger Agreement, rescissory damages or rescission in the event that the transactions contemplated by the Merger Agreement are consummated, direct the filing of a new or amended Schedule 14D-9, and/or obtain an award of damages and attorneys’ fees and/or costs. AstraZeneca, Parent, Merger Sub and the Company believe the claims asserted in the complaint are without merit.

In addition, as of this filing, the Company had received nine demand letters from purported stockholders of the Company, which generally seek that certain allegedly omitted information in the Schedule 14D-9 be disclosed.

Additional complaints may be filed against the Company, the Company Board, Parent and/or AstraZeneca in connection with the transactions contemplated by the Merger Agreement, the Schedule TO and the Schedule 14D-9. If such additional complaints are filed, absent new or different allegations that are material, Parent and AstraZeneca will not necessarily announce such additional complaints.”

(l)	The information set forth in Section 17 — “Appraisal Rights” of the Offer to Purchase is amended and supplemented to replace the first bullet of the list in the fourth paragraph as follows:

“●     prior to the later of the consummation of the Offer (that is, the Acceptance Time) and 20 days after the date of mailing of the Schedule 14D-9, deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;”

(m)	The information set forth in Section 19 — “Miscellaneous” of the Offer to Purchase is amended and supplemented to replace the first paragraph as follows:

“~~The Offer is not being made to (nor will tenders be accepted from or on behalf of holders of) Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, Merger Sub may, in its discretion, take such action as it may deem necessary to make the Offer comply with the laws of any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction in compliance with applicable laws.~~ The making of the Offer in jurisdictions other than the U.S. may be restricted or prohibited by law. We are not currently aware of any jurisdiction where the making of the Offer is restricted or prohibited by law. If we become aware of any such restriction or prohibition on the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply or seek to have such prohibition or restriction declared inapplicable to the Offer. If, after a good faith effort, we cannot comply, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that jurisdiction. If you are in any doubt as to your eligibility to participate in the Offer, you should contact your professional adviser immediately. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.”

Item 12.

(a)	The Form of Letter of Transmittal is hereby amended and supplemented to replace the fourth paragraph on page 2 as follows:

“~~The Offer is not being made to (nor will tenders be accepted from or on behalf of holders of) Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.~~ The making of the Offer in jurisdictions other than the U.S. may be restricted or prohibited by law. We are not currently aware of any jurisdiction where the making of the Offer is restricted or prohibited by law. If we become aware of any such restriction or prohibition on the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply or seek to have such prohibition or restriction declared inapplicable to the Offer. If, after a good faith effort, we cannot comply, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that jurisdiction. If you are in any doubt as to your eligibility to participate in the Offer, you should contact your professional adviser immediately.”

(b)	The Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is hereby amended and supplemented to replace the last paragraph on page 3 as follows:

“~~The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.~~ The making of the Offer in jurisdictions other than the U.S. may be restricted or prohibited by law. We are not currently aware of any jurisdiction where the making of the Offer is restricted or prohibited by law. If we become aware of any such restriction or prohibition on the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply or seek to have such prohibition or restriction declared inapplicable to the Offer. If, after a good faith effort, we cannot comply, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that jurisdiction. If you are in any doubt as to your eligibility to participate in the Offer, you should contact your professional adviser immediately.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 10, 2023

ASTRAZENECA PLC

By:	/s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary

ASTRAZENECA FINANCE AND HOLDINGS INC.

By:	/s/ David E. White
Name: David E. White
Title: President & Treasurer

ISOCHRONE MERGER SUB INC.

By:	/s/ David E. White
Name: David E. White
Title: President & Treasurer